HEALTH CARE ORIGINALS, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED MAY 31, 2024 AND MAY 31, 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Health Care Originals, Inc.
Wilmington, Delaware

We have reviewed the accompanying financial statements of Health Care Originals, Inc. (the "Company"), which comprises the balance sheets as of May 31, 2024, and May 31, 2023, and the related statements of operations, statements of changes in stockholders' equity, and cash flows for the year ending May 31, 2024, and May 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

September 21, 2024
Los Angeles, California

HEALTH CARE ORIGINALS, INC.

BALANCE SHEETS

(UNAUDITED)

As of May 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 576,962	$ 7,256
Accounts Receivable, net	3,746	-
Inventory	157,128	136,383
Prepaids and Other Current Assets	69,058	69,058
Total Current Assets	**806,894**	**212,697**
Property and Equipment, net	5,685	-
Intangible Assets	196,268	186,289
Security Deposit	6,100	3,600
Total Assets	**$ 1,014,947**	**$ 402,586**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ -	$ 31,519
Credit Cards	24,138	13,230
Related Party Loans	45,000	66,500
Deferred Revenue	2,288	6,632
Other Current Liabilities	107,740	56,437
Total Current Liabilities	**179,166**	**174,318**
Loans and Promissory Notes	1,250,000	-
Accrued Interest on Loans and Promissory Notes	57,945	-
Convertible Notes	-	4,226,605
Accrued Interest on Convertible Notes	-	2,364,778
Total Liabilities	**1,487,111**	**6,765,701**
STOCKHOLDERS' EQUITY		
Class A Common Stock	1,237	1,237
Class B Common Stock	4,023	4,023
Series Seed- 1 Preferred Stock	258	258
Series Seed- 2 Preferred Stock	836	836
Series Seed- 3 Preferred Stock	7,034	-
Series Seed- 4 Preferred Stock	406	-
Additional Paid in Capital	9,843,051	1,309,178
Accumulated Deficit	(10,329,009)	(7,678,647)
Total Stockholders' Equity	**(472,164)**	**(6,363,115)**
Total Liabilities and Stockholders' Equity	**$ 1,014,947**	**$ 402,586**

See accompanying notes to financial statements.

HEALTH CARE ORIGINALS, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended May 31,	**2024**	**2023**
(USD $ in Dollars)		
Net Revenue	$ 5,051	$ 7,687
Cost of Goods Sold	5,439	13,712
Gross Loss	**(388)**	**(6,025)**
Operating Expenses		
General and Administrative	1,498,155	838,163
Selling and Marketing	160,587	87,330
Total Operating Expenses	**1,658,742**	**925,493**
Net Operating Loss	**(1,659,130)**	**(931,518)**
Interest Expense	1,006,823	2,366,775
Other Loss/(Income)	(15,591)	25,131
Loss Before Provision for Income Taxes	**(2,650,362)**	**(3,323,424)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (2,650,362)**	**$ (3,323,424)**

See accompanying notes to financial statements.

HEALTH CARE ORIGINALS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Class A Common Stock		Class B Common Stock		Series Seed- 1 Preferred Stock		Series Seed- 2 Preferred Stock		Series Seed- 3 Preferred Stock		Series Seed-4 Preferred Stock		Additional Paid	Accumulated	Total Stockholders'
(USD $ in Dollars)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	In Capital	Deficit	Equity
Balance—May 31, 2022	**1,236,629**	**$ 1,237**	**4,023,100**	**$ 4,023**	**258,369**	**$ 258**	**836,465**	**$ 836**		**$ -**		**$ -**	**$ 1,303,882**	**$ (4,355,223)**	**$ (3,044,987)**
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	-	-	5,296	-	5,296
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,323,424)	(3,323,424)
Balance—May 31, 2023	**1,236,629**	**1,237**	**4,023,100**	**4,023**	**258,369**	**258**	**836,465**	**836**	**-**	**-**	**-**	**-**	**1,309,178**	**$ (7,678,647)**	**$ (6,363,115)**
Conversion of Convertible Notes	-	-	-	-	-	-	-	-	7,034,007	7,034	405,583	406	8,531,874	-	8,539,314
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	-	-	1,999	-	1,999
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,650,362)	(2,650,362)
Balance—May 31, 2024	**1,236,629**	**$ 1,237**	**4,023,100**	**$ 4,023**	**258,369**	**$ 258**	**836,465**	**$ 836**	**7,034,007**	**$ 7,034**	**405,583**	**$ 406**	**$ 9,843,051**	**$ (10,329,009)**	**$ (472,164)**

See accompanying notes to financial statements.

HEALTH CARE ORIGINALS, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended May 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (2,650,362)	$ (3,323,424)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	1,421	4,794
Amortization of Intangibles Assets	70,021	54,021
Share-Based Compensation	1,999	5,296
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(3,746)	30,869
Inventory	(20,745)	(5,974)
Prepaids and Other Current Assets	-	3,600
Accounts Payable	(31,519)	(12,482)
Deferred Revenue	(4,344)	4,618
Credit Cards	10,908	7,513
Accrued Interest	1,005,876	2,364,778
Other Current Liabilities	51,303	56,429
Security Deposit	(2,500)	(3,600)
Net Cash Used In Operating Activities	**(1,571,688)**	**(813,562)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(7,106)	-
Purchases of Intangible Assets	(80,000)	(50,956)
Net Cash Used in Investing Activities	**(87,106)**	**(50,956)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Shareholder Loans	-	50,500
Repayment of Shareholder Loans	(21,500)	-
Borrowing on Promissory Notes and Loans	1,250,000	-
Borrowing on Convertible Notes	1,000,000	650,000
Net Cash Provided by Financing Activities	**2,228,500**	**700,500**
Change in Cash & Cash Equivalents	**569,706**	**(164,018)**
Cash & Cash Equivalents —Beginning of The Year	7,256	171,274
Cash & Cash Equivalents—End of The Year	**$ 576,962**	**$ 7,256**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 947	$ 1,997
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Shares Issued Against Conversion of Convertible Notes and Accrued Interest Thereon	$ 8,539,314	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

Health Care Originals, Inc. was incorporated on June 27, 2016, in the state of Delaware. The financial statements of Health Care Originals, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Rochester, New York.

The company make cardio-pulmonary wearable systems comprising a full-stack hardware and software solution. Our focus has always been on respiratory disease – borne out of our personal experience with the debilitating effects of chronic respiratory disease, not only for those diagnosed with the disease but also for their caregivers. Health Care Originals (HCO) has two business lines:

- ADAMM-RSM services for clinical trials – using the unique features of HCO's AI-powered proprietary wearable to provide researchers and pharmaceutical companies with digital biomarker information and real-world evidence in clinical studies.
- Nightingale Virtual Respiratory Care, a service that improves outcomes for people with asthma and COPD while helping them, their families, employers, payers and providers save money. Nightingale meets the criteria for clinically efficacious care as set by the American Thoracic Society and is the only respiratory-focused digital health solution validated by the Validation Institute for improved outcomes. HCO combines actionable insights from its proprietary hardware that tracks novel digital biomarkers, digital health techniques, therapists and AI technology to fill the gap left by medication-only therapies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of May 31, 2024, and 2023, the Company's cash & cash equivalents exceeded FDIC-insured limits by $315,111 and $0, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on April 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of May 31, 2024, and 2023, the Company determined that no allowance for expected credit losses was necessary.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years
Tools & Equipment	5 years

Intangibles

Intangible assets with finite lives, such as patents and software, are amortized on a straight-line basis over their estimated useful lives.

The Company incurs internal-use software development costs. Accordingly, the Company expenses all costs that relate to the planning and post-implementation phases. Additionally, the Company markets certain of its software applications to new and existing customers. These costs are capitalized upon reaching technological feasibility, with all costs incurred prior to this stage being expensed as incurred. Enhancements that improve the functionality of existing market-ready applications are also capitalized. Marketed software costs are amortized over their useful life not exceeding three to five years.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer along with the associated risks and rewards.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> ***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
>
> ***Level 2*** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
>
> ***Level 3*** — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended May 31, 2024, and May 31, 2023, amounted to $160,587 and $87,330, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 21, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of May 31,		2024		2023
Prepaid Expense		69,058		69,058
Total Prepaids and Other Current Assets	**$**	**69,058**	**$**	**69,058**

Other current liabilities consist of the following:

As of May 31,		2024		2023
Accrued Expenses		107,572		56,149
Tax Payable		168		72
Other Current Liabilities		-		216
Total Other Current Liabilities	**$**	**107,740**	**$**	**56,437**

4. INVENTORY

Inventory consists of the following:

As of May 31,		2024		2023
Raw Materials		137,577		111,352
Finished Goods		19,552		25,031
Total Inventory	**$**	**157,128**	**$**	**136,383**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of May 31,		2024		2023
Furniture and Equipment	$	32,785	$	29,044
Tools & Equipment		12,628		9,263
Property and Equipment, at cost		**45,413**		**38,307**
Accumulated Depreciation		(39,728)		(38,307)
Property and Equipment, net	**$**	**5,685**	**$**	**-**

Depreciation expenses for the years ended May 31, 2024, and 2023 were $1,421 and $4,794, respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of May 31,	2024	2023
Patent	$ 266,151	$ 266,151
Software	217,031	137,031
Intangible Assets, at cost	**483,182**	**403,182**
Accumulated Amortization	(286,914)	(216,893)
Intangible Assets, net	**$ 196,268**	**$ 186,289**

Amortization expenses for the years ended May 31, 2024, and 2023 were $70,021 and $54,021, respectively.

The estimated annual amortization expense subsequent to May 31, 2024, is as follows:

Period	Amortization Expense
2024	$ 70,021
2025	70,021
2026	56,226
2027	
Thereafter	
Total	**$ 196,268**

7. DEBT

Promissory Note

On February 27, 2024, the Company issued promissory notes to the following lenders. The details of the outstanding notes are as follows:

					As of May 31, 2024			As of May 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Richard Close	$ 125,000	18.00%	27/02/2024	27/02/2027	$ -	$ 125,000	$ 125,000	$ -	$ -	$ -
Promissory Note -Kyle L. Miller	350,000	18.00%	27/02/2024	27/02/2027	-	350,000	350,000	-	-	-
Promissory Note -Safar Partners Fund, L.P	500,000	18.00%	27/02/2024	27/02/2027	-	500,000	500,000	-	-	-
Promissory Note - Lord Jeff 1979 LLC	150,000	18.00%	27/02/2024	27/02/2027	-	150,000	150,000	-	-	-
Loan Agreement- Rich Close	125,000	18.00%	27/02/2024	27/02/2027	-	125,000	125,000	-	-	
Total					**$ -**	**$ 1,250,000**	**$ 1,250,000**	**$ -**	**$ -**	**$ -**

Convertible Note

The Company has issued convertible loan notes to various lenders, which were converted into preferred stock on May 31, 2024. Details of Convertible Notes issued are as follows:

					As of May 31, 2024			As of May 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Converted Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2017 Convertible Note	$ 345,605	19.00%	2017	05/31/2024	$ -	$ -	$ -	$ -	$ 345,605	$ 345,605
2018 Convertible Note	865,000	19.00%	2018	05/31/2024	-	-	-	-	865,000	865,000
2019 Convertible Note	1,025,000	19.00%	2019	05/31/2024	-	-	-	-	1,025,000	1,025,000
2020 Convertible Note	125,000	19.00%	2020	05/31/2024	-	-	-	-	125,000	125,000
2021 Convertible Note	716,000	19.00%	2021	05/31/2024	-	-	-	-	716,000	716,000
2022 Convertible Note	1,150,000	19.00%	2022	05/31/2024	-	-	-	-	1,150,000	1,150,000
Total					**$ -**	**$ -**	**$ -**	**$ -**	**$ 4,226,605**	**$ 4,226,605**

On May 31, 2024, convertible notes with a principal amount of $5,226,605 and accrued interest of $3,312,708 were converted into 7,034,007 shares of Series Seed-3 Preferred Stock and 405,583 shares of Series Seed-4 Preferred Stock.

Related Party Loans

The company borrowed money from certain owners during the years presented. The details of the loans from the owners are as follows:

				As of May 31, 2024			As of May 31, 2023		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Eagle Dream Technologies	$ 45,000	0%	No Set Maturity	$ 45,000	$ -	$ 45,000	$ 45,000	$ -	$ 45,000
Sharon Samjitsingh	16,000	0%	Paid off in 2023	-	-	-	16,000		16,000
Jared Dwarika	5,500	0%	Paid off in 2023	-	-	-	5,500		5,500
Total				**$ 45,000**	**$ -**	**$ 45,000**	**$ 66,500**	**$ -**	**$ 66,500**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan may be called at any time, so the loan is classified under current liabilities.

8. SHARE-BASED COMPENSATION

During 2015, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,829,379 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Restricted Stock

The Company granted restricted stocks to its employees and executives at various times. The restricted stocks were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee-restricted stock.

The expected term of employee-restricted stock is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for restricted stock granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future restricted stock grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for restricted stock granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at May 31, 2022	**-**		**-**
Granted	730,000	0.01	
Vested	-		
Forfeited	-		-
Outstanding at May 31, 2023	**730,000**	**0.01**	**9.93**
Granted		0.01	
Vested	-	-	
Forfeited	-	-	
Outstanding at May 31, 2024	**730,000**	**0.01**	**8.92**

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of the grant. The total fair value of the restricted stock awards vested during 2024 and 2023 was $1,999 and $5,296, respectively.

9. EQUITY AND CAPITALIZATION

Common Stock- Class A

The company is authorized to issue 22,000,000 shares of Class A common stock at a par value of $0.001. As of May 31, 2024 and May 31, 2023, the number of shares issued and outstanding were 1,236,629.

Common Stock- Class B

The company is authorized to issue 5,000,000 shares of Class B common stock at a par value of $0.001. As of May 31, 2024 and May 31, 2023, the number of shares issued and outstanding were 4,023,100.

Series Seed- 1 Preferred Stock

The company is authorized to issue 258,369 shares of Series Seed- 1 Preferred Stock at a par value of $0.001. As of May 31, 2024 and May 31, 2023, the number of shares issued and outstanding were 258,369.

Series Seed- 2 Preferred Stock

The company is authorized to issue 1,500,000 shares of Series Seed- 2 Preferred Stock at a par value of $0.001. As of May 31, 2024 and May 31, 2023, the number of shares issued and outstanding were 836,465.

Series Seed- 3 Preferred Stock

The company is authorized to issue 7,034,007 shares of Series Seed- 3 Preferred Stock at a par value of $0.001. As of May 31, 2024, and May 31, 2023, the number of shares issued and outstanding were 7,034,007 and 0, respectively.

Series Seed- 4 Preferred Stock

The company is authorized to issue 2,082,976 shares of Series Seed- 4 Preferred Stock at a par value of $0.001. As of May 31, 2024, and May 31, 2023, the number of shares issued and outstanding were 405,583 and 0, respectively.

Voting Rights:

- Common Stock: Holders generally have voting rights on an "as-converted" basis. This means they are entitled to one vote per share on all matters requiring a vote of the stockholders.
- Preferred Stock (Series Seed): They typically have the right to vote along with the common stockholders, but often on an as-converted basis (if convertible into common stock). Preferred stockholders may also have certain special voting rights (such as approving specific company actions or changes) before the company can proceed with them.

Liquidity Rights:

- Common Stock: In the event of liquidation, common stockholders usually receive their proceeds after the preferred stockholders, which means they are last in line.
- Preferred Stock (Series Seed): Series Seed stockholders often have a liquidation preference, meaning they are entitled to receive a return on their investment (sometimes with an additional amount like interest or a multiple) before any distributions to common stockholders.

Distribution Rights:

- Common Stock: After preferred stockholders have received their liquidation preferences, any remaining proceeds are distributed to common stockholders. They participate in these distributions in proportion to their share ownership.
- Preferred Stock (Series Seed): They are typically entitled to receive dividends before common stockholders and may have a specific dividend rate. Preferred stockholders can also receive any residual assets after liquidation preferences have been satisfied if their shares are converted into common stock.

10. INCOME TAXES

The provision for income taxes for the year ended May 31, 2024, and May 31, 2023, consists of the following:

For the Year Ended May 31,	2024	2023
Net Operating Loss	$ (728,850)	$ (146,636)
Valuation Allowance	728,850	146,636
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on May 31, 2024 and May 31, 2023, are as follows:

As of May 31,	**2024**	**2023**
Net Operating Loss	$ (1,526,700)	$ (797,850)
Valuation Allowance	1,526,700	797,850
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of May 31, 2024, and May 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending May 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $5,551,635. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of May 31, 2024, and May 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of May 31, 2024, and May 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

11. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of May 31, 2024, and May 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. RELATED PARTY TRANSACTIONS

The Company received a loan from Eagle Dream Technologies, one of the shareholders, in the amount of $45,000. The loan bears no interest rate and has no defined maturity date. As of May 31, 2024 and May 31, 2023, the outstanding balance of the loan is $45,000.

The Company received a loan from Sharon Samjitsingh, the CEO and one of the shareholders, in the amount of $16,000. The loan bears no interest rate and has no defined maturity date. As of May 31, 2024, and May 31, 2023, the outstanding balance of the loan is $0 and $16,000, respectively.

The Company received a loan from Jared Dwarika, one of the shareholders, in the amount of $5,500. The loan bears no interest rate and has not defined maturity date. As of May 31, 2024 and May 31, 2023, the outstanding balance of the loan is $0 and $5,500, respectively.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,659,130, an operating cash outflow of $1,571,688 and liquid assets in cash of $576,962, which is less than a year's worth of cash reserves as of May 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.